BAKER & MCKENZIE
貝克·麥堅時律師事務所

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道 10 號
和記大廈 14 樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

Our ref: 32073984-130435
By Hand

06015578

SUPPL

July 27, 2006

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

Division of Corporation Finance
- International Mail Stop 3-2

Ladies and Gentlemen,

Re: Huadian Power International Corporation Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our letter dated July 11, 2006, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2446 or by facsimile at 011-852-2842-0516.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Michelle Li / Joyce Yip

Encl.

dlw 7/31

Annex 1

A List of Documents Made Public
in connection with the Listing since last submission of July 11, 2006:

1. Overseas Regulatory Announcement – Announcement on Power Generation and On-grid Electricity Sold for the First Half of 2006, released on July 20, 2006, in English and in Chinese;
2. Overseas Regulatory Announcement – Share Reform Proposal Approved by the Ministry of Commerce, released on July 20, 2006, in English and in Chinese; and
3. Overseas Regulatory Announcement – Announcement on Implementation of Share Reform Proposal, released on July 26, 2006, in English and in Chinese.

華電國際電力股份有限公司

Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China (the "PRC"))

(Stock code: 1071)

OVERSEAS REGULATORY ANNOUNCEMENT ANNOUNCEMENT ON POWER GENERATION AND ON-GRID ELECTRICITY SOLD FOR THE FIRST HALF OF 2006

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Huadian Power International Corporation Limited* (the "Company") announces its power generation and on-grid electricity sold for the first half year ended 30 June 2006 today.

As at 30 June 2006, the power generated by the Company and its subsidiaries and jointly controlled entity (the "Group") in the first half of the year consolidated on the same basis as that of the financial statement *(Note 1)* amounted to 24,860 million kWh, representing an increase of 8.91% over that of the same period in 2005; on-grid electricity sold amounted to 23,270 million kWh, representing an increase of 8.87% over that of the same period in 2005.

Table: The installed capacity as at 30 June 2006, power generation and on-grid electricity sold (in hundred million kWh) are as follows:

Name of plants/companies	Installed capacity (MW)	Shareholding	Power generation	On-grid electricity sold	Nature of Corporation
Zouxian Power Plant	2,540	100%	65.5	62.1	Power plant of the Company
Shiliquan Power Plant	1,285	100%	34.7	32.5	Power plant of the Company
Laicheng Power Plant	1,200	100%	31.5	29.8	Power plant of the Company
Huadian Qingdao Power Company Limited	960	55%	25.8	24.0	Subsidiary
Huadian Weifang Power Generation Company Limited (Weifang Company)	660	45%	16.4	15.4	Subsidiary
Huadian Zibo Power Company Limited	467	100%	12.7	11.1	Subsidiary
Huadian Zhangqiu Power Company Limited	290	80.41%	7.8	7.2	Subsidiary
Huadian Tengzhou Xinyuan Power Company Limited	333	54.49%	9.5	8.8	Subsidiary
Sichuan Guangan Power Generation Company Limited	1,200	80%	32.9	30.6	Subsidiary
Ningxia Zhongning Power Company Limited (Zhongning Company)	660	50%	23.7	22.5	Jointly controlled entity
The Group *(Note 1)*			248.6	232.7	
Anhui Chizhou Jiuhua Power Generation Company Limited	600	40%	13.5	12.6	Associated company
Ningxia Power Generation (Group) Limited *(Note 2)* (Ningxia Power Group)	1,092	31.11%	24.5	23.0	Associated company

Note 1: Inclusive of the power generated by each branch/ subsidiary/ jointly controlled entity, which, other than Zhongning Company which was 50% accounted for, were 100% accounted for. (Among the Group's consolidated figures for the first half year of 2005, Weifang Company was a jointly controlled entity which was 30% accounted for and Zhongning Company was an associated company and was not accounted for)

Note 2: The installed capacity, power generation and on-grid electricity sold of Ningxia Power Group have been consolidated on the same basis as that of the financial statement, which includes 50% of the installed capacity, power generation and on-grid electricity sold of Zhongning Company (formerly known as Ningxia Yinglite Zhongning Power Company Limited whose name was changed and registered with the Industrial and Commerce Bureau in June 2006).

The power generation growth of the Group in the first half year of 2006 was mainly attributable to: (1) the booming demand for power in the regions which the Group provides its services; (2) the power generation contributed by the new generation units in the first half year of 2006; (3) the change and adjustment of the consolidated basis.

By Order of the Board
Huadian Power International Corporation Limited*
Zhou Lianqing
Secretary to the Board

As at the date of this announcement, the Board comprises:

He Gong (Chairman, Non-executive Director), Chen Feihu (Vice Chairman, Non-executive Director), Zhu Chongli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Tian Peiting (Executive Director), Wang Yingli (Non-executive Director), Zhang Bingju (Non-executive Director), Peng Xingyu (Non-executive Director), Ding Huiping (Independent non-executive Director), Zhao Jinghua (Independent non-executive Director), Wang Chuanshun (Independent non-executive Director), Hu Yuanmu (Independent non-executive Director)

Jinan, the PRC
19 July, 2006

* *for identification only*

華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(在中華人民共和國(「中國」)註冊成立之中外合資股份有限公司)

(股份代碼：1071)

於其他市場發佈的公告
二零零六年上半年發電量、上網電量公告

本公告乃根據《香港聯合交易所有限公司證券上市規則》第13.09(2)條做出。

華電國際電力股份有限公司(「本公司」)今天宣佈其截至二零零六年六月三十日止上半年發電量及上網電量。

截至二零零六年六月三十日，本公司及其附屬公司與合營企業(「本集團」)按照財務報告合併口徑(*註1*)計算的上半年發電量完成248.6億千瓦時，比去年同期增長8.91%；上網電量完成232.7億千瓦時，比去年同期增長8.87%。

表：截至二零零六年六月三十日裝機容量、發電量、上網電量表(億千瓦時)：

發電廠/公司名稱	裝機容量(MW)	股權比例	發電量	上網電量	企業性質
鄒縣發電廠	2,540	100%	65.5	62.1	本公司發電廠
十里泉發電廠	1,285	100%	34.7	32.5	本公司發電廠
萊城發電廠	1,200	100%	31.5	29.8	本公司發電廠
華電青島發電有限公司	960	55%	25.8	24.0	附屬公司
華電濰坊發電有限公司(濰坊公司)	660	45%	16.4	15.4	附屬公司
華電淄博熱電有限公司	467	100%	12.7	11.1	附屬公司
華電章丘發電有限公司	290	80.41%	7.8	7.2	附屬公司
華電滕州新源熱電有限公司	333	54.49%	9.5	8.8	附屬公司
四川廣安發電有限責任公司	1,200	80%	32.9	30.6	附屬公司
寧夏中寧發電有限公司(中寧公司)	660	50%	23.7	22.5	合營企業
本集團(*註1*)			248.6	232.7	
安徽池州九華發電有限公司	600	40%	13.5	12.6	聯營企業
寧夏發電集團有限公司(*註2*)(寧發集團)	1,092	31.11%	24.5	23.0	聯營企業

註1：包括各分公司/附屬公司/合營企業的電量，其中除中寧公司按照50%的比例計入外，其他均按照100%計入。(二零零五年上半年的本集團合計口徑中，濰坊公司為合營企業，按照30%的比例計入，中寧公司為聯營企業，未計入)

註2：寧發集團裝機容量、發電量、上網電量計算口徑亦為財務報告合併口徑，包含了中寧公司(二零零六年六月經工商註冊改名，原名寧夏英力特中寧發電有限公司)50%的裝機容量、發電量、上網電量。

本集團二零零六年上半年發電量增長的主要原因：(1)本集團服務區內電力需求旺盛；(2)去年下半年投產新機組對於今年上半年的電量貢獻；(3)合併口徑的變化和調整。

承董事會命
華電國際電力股份有限公司
周連青
董事會秘書

於本公告日期，本公司董事如下：

賀恭(董事長，非執行董事)，陳飛虎(副董事長，非執行董事)，朱崇利(副董事長，非執行董事)，陳建華(執行董事)，田沛亭(執行董事)，王映黎(非執行董事)，張炳炬(非執行董事)，彭興宇(非執行董事)，丁慧平(獨立非執行董事)，趙景華(獨立非執行董事)，王傳順(獨立非執行董事)，胡元木(獨立非執行董事)。

中國•濟南
二零零六年七月十九日

* *僅供識別*

華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China (the "PRC"))

(Stock code: 1071)

OVERSEAS REGULATORY ANNOUNCEMENT
SHARE REFORM PROPOSAL APPROVED BY THE MINISTRY OF COMMERCE

This announcement is made by Huadian Power International Corporation Limited* (the "Company") pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and is released in Mainland China simultaneously.

The Company has received the reply from the Ministry of Commerce of the PRC ("MOC") that the change in shareholding involved in the Company's Share Reform Proposal has been approved by MOC.

By Order of the Board
Huadian Power International Corporation Limited*
Zhou Lianqing
Secretary to the Board

As at the date of this announcement, the Board comprises:

He Gong (Chairman, Non-executive Director), Chen Feihu (Vice Chairman, Non-executive Director), Zhu Chongli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Tian Peiting (Executive Director), Wang Yingli (Non-executive Director), Zhang Bingju (Non-executive Director), Peng Xingyu (Non-executive Director), Ding Huiping (Independent Non-executive Director), Zhao Jinghua (Independent Non-executive Director), Wang Chuanshun (Independent Non-executive Director) and Hu Yuanmu (Independent Non-executive Director).

Jinan, the PRC
19 July 2006

* *For identification only*

To> Huadian Power • ATTN > Lily • TEL > 86-531-82366096 • FAX > 86-531-82366090 • TRANSLATOR > Homer
1st PROOF • JOB > Huadian Power • NAME > A070618 ANN • DATE > 19-07-2006 • (Pong)

華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(在中華人民共和國(「中國」)註冊成立之中外合資股份有限公司)

(股份代碼：1071)

於其他市場發佈的公告
股權分置改革方案獲得商務部批准

華電國際電力股份有限公司(「本公司」)根據《香港聯合交易所有限公司證券上市規則》第13.09(2)條做出本公告。本公告亦同時在中國境內發佈。

本公司日前收到中華人民共和國商務部(「商務部」)的批復，本公司股權分置改革涉及的股東股權變更事項已獲得商務部的批准。

承董事會命
華電國際電力股份有限公司
周連青
董事會秘書

於本公告日期，本公司董事如下：

賀 恭(董事長，非執行董事)，陳飛虎(副董事長，非執行董事)，朱崇利(副董事長，非執行董事)，陳建華(執行董事)，田沛亭(執行董事)，王映黎(非執行董事)，張炳炬(非執行董事)，彭興宇(非執行董事)，丁慧平(獨立非執行董事)，趙景華(獨立非執行董事)，王傳順(獨立非執行董事)，胡元木(獨立非執行董事)。

中國 • 濟南
二零零六年七月十九日

* *謹供識別*

華電國際電力股份有限公司

Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China (the "PRC"))

(Stock code: 1071)

Overseas Regulatory Announcement
Announcement on Implementation of Share Reform Proposal

The Board hereby announces the expected timetable for the implementation of the Share Reform Proposal.

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Reference is made to the announcements of Huadian Power International Corporation Limited* (the "Company") dated 9 June 2006, 14 June 2006, 22 June 2006, 4 July 2006, 10 July 2006 and 19 July 2006 (the "Announcements"). Terms used herein shall have the same meanings as defined in the Announcements unless otherwise defined.

The Board hereby announces the expected timetable for the implementation of the Share Reform Proposal as follows:

28 July 2006	Record Date for ascertaining entitlement to receive the consideration shares ("Consideration Shares") offered by China Huadian Corporation*, Shandong International Trust and Investment Corporation*, Shandong Luneng Development (Group) Company Limited* and Zaozhuang City Infrastructure Investment Company* to the Holders of A Shares pursuant to the Share Reform Proposal
1 August 2006	Resumption of trading in the A Shares on the Shanghai Stock Exchange ("SSE") and the stock short name for the A Shares will be changed to "G Huadiandian" (G華電電) pursuant to the Share Reform Proposal and the Consideration Shares will be listed on the SSE

Further details of the implementation of the Share Reform Proposal can be accessed in the website of the SSE at http://www.sse.com.cn.

By order of the Board
Huadian Power International Corporation Limited*
Zhou Lianqing
Secretary to the Board

As at the date of this announcement, the Board comprises:

He Gong (Chairman, Non-executive Director), Chen Feihu (Vice Chairman, Non-executive Director), Zhu Chongli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Tian Peiting (Executive Director), Wang Yingli (Non-executive Director), Zhang Bingju (Non-executive Director), Peng Xingyu (Non-executive Director), Ding Huiping (Independent Non-executive Director), Zhao Jinghua (Independent Non-executive Director), Wang Chuanshun (Independent Non-executive Director), Hu Yuanmu (Independent Non-executive Director).

Jinan, the PRC
25 July, 2006

* *For identification only*

華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(在中華人民共和國(「中國」)註冊成立之中外合資股份有限公司)

(股份代碼：1071)

於其他市場發佈的公告
股權分置改革方案實施公告

董事會僅此公佈實施股權分置改革方案的預期時間表。

本公告乃根據《香港聯合交易所有限公司證券上市規則》第13.09(2)條做出。

請參照華電國際電力股份有限公司(「本公司」)日期為二零零六年六月九日、六月十四日、六月二十二日、七月四日、七月十日及七月十九日的公告(「該等公告」)。除另有定義者外，本公告所使用辭彙與該等公告內所定義者具有相同含義。

本公司董事會(「董事會」)僅此公佈實施股權分置改革方案的預期時間表如下：

二零零六年七月二十八日	確定有權獲發由中國華電集團公司、山東省國際信託投資有限公司、山東魯能發展集團有限公司和棗莊市基本建設投資公司根據股權分置改革方案，向A股流通股股東支付對價股份(「對價股份」)的股權登記日
二零零六年八月一日	根據股權分置改革方案，本公司A股股份在上海證券交易所(「上交所」)恢復買賣，股票簡稱改為「G華電電」；及對價股份在上交所上市

有關股權分置改革方案實施的具體詳情，可於上交所網站http://www.sse.com.cn查閱。

承董事會命
華電國際電力股份有限公司
周連青
董事會秘書

於本公告日期，本公司董事如下：

賀恭(董事長，非執行董事)，陳飛虎(副董事長，非執行董事)，朱崇利(副董事長，非執行董事)，陳建華(執行董事)，田沛亭(執行董事)，王映黎(非執行董事)，張炳炬(非執行董事)，彭興宇(非執行董事)，丁慧平(獨立非執行董事)，趙景華(獨立非執行董事)，王傳順(獨立非執行董事)，胡元木(獨立非執行董事)。

中國 • 濟南

二零零六年七月二十五日

* *僅供識別*